UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA— Petrobras convenes the Company’s shareholders to meet at Extraordinary General Meeting on October 04, 2018, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

I.	Election of 2 (two) members of the Board of Directors indicated by controlling shareholder.

II.	Amendment proposal of Petrobras’s ByLaws to change the articles 30 and 53, according proposal of Management filed at the CVM and Petrobras websites.

III.	Consolidation of Petrobras´s ByLaws to reflect the approved changes.

IV.	Definition of the Remuneration of Petrobras Conglomerate Statutory Audit Committee Members

The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Extraordinary General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12-11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976.

Any person present at the meeting must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents:

i)	Representative’s ID;

ii)	Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii)	Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable;

iv)	Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held.

In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Board of Directors are included in the Manual of the Meeting.

All documents concerning the matters to be voted at the Extraordinary Shareholders Meeting will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission—CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, August, 29th 2018

Luiz Nelson Guedes de Carvalho

Chairman of Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer